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                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE

                              MEDIA CONTACTS:

                              GRACE PROTOS (MACKENZIE PARTNERS): 212-929-5500 JEFF WOOD (CONTROL DEVICES CFO): 207-642-4535

            FIRST TECHNOLOGY COMPLETES CONTROL DEVICES TENDER OFFER
            -------------------------------------------------------

BERKSHIRE, ENGLAND -- March 26, 1999 -- First Technology PLC. (LSE: FRS) today announced the successful completion of its tender offer for the common shares of Control Devices, Inc. (NASDAQ: SNSR).

Based on a preliminary count, 8,185,422 Control Devices common shares (including 8,947 shares subject to guarantees of delivery), representing 98.3% of all outstanding Control Devices common shares, were purchased by First Technology following the expiration of the offer yesterday. The depositary will promptly commence delivery of payments to tendering shareholders.

First Technology will acquire the Control Devices common shares not purchased in the tender offer through a short form cash merger to be completed as promptly as practicable. It is expected that such merger will be effective within the next week. In the merger, the remaining Control Devices common shares will be converted into the right to receive the $16.25 per share amount paid in the tender offer.

First Technology financed the transaction through a combination of cash on hand and bank facilities, including a bridge financing facility intended to be repaid through a rights offering by First Technology Funding plc, a wholly owned subsidiary of First Technology PLC.

Control Devices, based in Standish, Maine, designs, manufactures and markets circuit breakers, electronic sensors and electronic ceramic component parts used by OEMs in the automotive, appliance and telecommunications market. The company generated fiscal 1998 annual revenues of $80 million from its operations located in the US, France and the Dominican Republic. Control Devices' products include over 250 types of circuit breakers, including metal covered breakers (for wiring harnesses, etc.) and glass enclosed breakers (for hermetic applications inside small motors); optoelectronic sensors (solar, twilight, steering encoder and interior fog); and solid state ceramic switches. The acquisition will enable First Technology to expand its global product offering of automotive sensing and safety products, increasing critical mass in the US and Europe.

First Technology, based in Ascot, Berkshire, England, is an international group serving the global transportation industry in the supply of products and services in the fields of sensing, measurement and safety testing. First Technology generated fiscal 1998 revenues from continuing operations of (pound)52 million ($85 million) from its operations based in the UK, the US, France and Japan. First Technology's products include crash activated sensors for fuel cut-off and central door lock release, fuel level senders and rollover sensors. First Technology Safety Systems, Inc., a subsidiary of First Technology, designs and manufactures crash test dummies and related sensing equipment for use by the major global automotive OEM and tier one suppliers. Automotive customers of First Technology include, directly and indirectly, General Motors, Ford, Fiat, Renault, PSA, Honda, Rover, Daimler-Chrysler, Daewoo and Toyota.

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